   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 24 August 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY TO HOST ANALYSTS AT TSHEPONG

Johannesburg, Thursday, 24 August 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that the company will be hosting analysts from Thursday, 24 August 2017 to Friday 25 August 2017, at its Tshepong operations, near Welkom in the Free State Province.

Presentations will be delivered during this visit in which the Harmony management will provide an update on the Tshepong/Phakisa integration and a general operational and strategic overview of the Company.

Please refer to these presentations on Harmony’s website or https://www.harmony.co.za/investors/news-and-events/presentations-2/presentations-2017 from 18:00 today to view the presentation files.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

24 August 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 24, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director